Exhibit 12.1

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

	Fiscal Year Ended December 31,					Six Months Ended
	2015	2014	2013	2012	2011	July 2, 2016	July 4, 2015
						(unaudited)
Earnings:
Earnings (loss) from continuing operations	$32,288	$(31,269)	$(79,520)	$(39,055)	$(84,507)	$14,069	$(18,487)
Provision (benefit) for income taxes	(688)	(105)	298	2,835	683	531	(3,876)

Earnings (loss)	31,600	(31,374)	(79,222)	(36,220)	(83,824)	14,600	(22,363)
Fixed charges:
Interest expense including amortization of debt expense and discount (premium)	74,876	71,269	92,046	103,133	101,488	37,226	37,792
Interest portion of rental expense	12,532	11,532	10,699	8,666	8,199	6,893	6,266

Fixed charges	87,408	82,801	102,745	111,799	109,687	44,119	36,258
Earnings available for fixed charges	$119,008	$51,427	$23,523	$75,579	$25,863	$58,719	$13,895
Ratio of earnings to fixed charges (1)	1.4x	—	—	—	—	1.3x	—

(1)	For the years ended December 31, 2014, 2013, 2012, and 2011, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $31.4 million, $79.2 million, $36.2 million, and $83.8 million, respectively. For the six months ended July 4, 2015, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $22.4 million.